EXHIBIT 2.11


Form of Opinion of Paul, Weiss, Rifkind, Wharton & Garrison with regard to status of special limited partnership interest under the Investment Company Act.

Capitalized terms used herein without definition shall have the meaning assigned to them in the Merger Agreement to which this Exhibit N is attached.





[appropriate introductory language and recitals, including the following:]

We have examined the Amended and Restated Agreement of Limited Partnership of the Parent Operating Partnership and the rights and powers that will be granted to the special limited partnership interest (the "Special Limited Partnership Interest") that will be held by the Operating Partnership in connection therewith, which will include the following:

               The right to receive information concerning any matter affecting the Parent Operating Partnership.

               The right to approve the acquisition, disposition or encumbrance (other than as a result of operating leases or in the ordinary course of business) of partnership real property.

               The right to approve a merger, liquidation or dissolution of the Parent Operating Partnership and the sale of all or substantially all of its assets.

               The right to approve any borrowing or lending.

               The right to approve the admission of additional general or limited partners, the making of additional capital contributions, the withdrawal of any part of a partner's capital contribution and the transfer or assignment of any partnership interests.

               The right to approve the making, modification or withdrawal of tax elections.

                              *  *  *  *  *  *  *

Based upon and subject to the foregoing, we are of the opinion that the Special Limited Partnership Interest will not constitute a "security," as that term is defined in the Investment Company Act of 1940, as amended.